Exhibit 99.7

Management's Discussion and Analysis
For the year ended December 31, 2015

The following management discussion and analysis (“MD&A”) of the consolidated operations and financial position of Osisko Gold Royalties Ltd (“Osisko”, “Osisko Gold Royalties” or the “Company”) and its wholly owned subsidiaries for the year ended December 31, 2015 should be read in conjunction with the Company’s audited consolidated financial statements and related notes for the year ended December 31, 2015. The audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Management is responsible for the preparation of the consolidated financial statements and other financial information relating to the Company included in this report. The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting. In furtherance of the foregoing, the Board of Directors has appointed an Audit Committee composed of independent directors. The Audit Committee meets with management and the auditors in order to discuss results of operations and the financial condition of the Company prior to making recommendations and submitting the consolidated financial statements to the Board of Directors for its consideration and approval for issuance to shareholders. The information included in this MD&A is as of March 11, 2016, the date when the Board of Directors has approved the Company's audited consolidated financial statements for the year ended December 31, 2015 following the recommendation of the Audit Committee. All monetary amounts included in this report are expressed in Canadian dollars, the Company’s reporting currency, unless otherwise noted. This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in the “Forward-Looking Statements” section.

Osisko Gold Royalties	Management’s Discussion and Analysis
2015 – Annual Report

Description of the Business

Osisko Gold Royalties Ltd was formed following the friendly acquisition of Osisko Mining Corporation (“OMC”) by Yamana Gold Inc. (“Yamana”) and Agnico Eagle Mines Limited (“Agnico Eagle”) and commenced active operations on June 16, 2014. The Company is incorporated under the Business Corporations Act (Québec) and is focused on acquiring and managing precious metal and other high-quality royalties and similar interests in Canada and worldwide. The cornerstone assets include the 5% net smelter return (“NSR”) royalty on the Canadian Malartic mine located in Malartic, Québec and the sliding scale 2.0% - 3.5% NSR royalty on the Éléonore mine, located in the James Bay area in Québec. The Company also owns a portfolio of royalties, options on royalties and exclusive rights to participate in future royalty/stream financings on various projects, in Canada and the U.S.A. In addition, the Company invests in equities of exploration and royalty companies, including a 9.8% interest in Labrador Iron Ore Royalty Corporation, and has interests (directly or indirectly) in exploration and evaluation projects in four prolific gold camps: the Abitibi Gold Belt (Val-d’Or - Kirkland Lake), the James Bay area, the Cariboo mining district and the Guerrero Gold Belt in Mexico.

Business Model and Strategy

The Company’s objective is to maximize returns for its shareholders by growing its asset base, both organically and through accretive acquisitions of precious metal and other high-quality royalties, streams and similar interests, and by returning capital to its shareholders by dividend payments and opportunistic share buy-backs. The Company believes it can achieve this by putting its team’s strong technical expertise to work seeking out high margin growth opportunities that provide exposure to the upside of commodity prices and optionality of reserve growth and new discoveries. Osisko’s main focus is on high quality gold assets located in favourable jurisdictions and operated by established mining companies, as these assets are expected to support a premium valuation in the marketplace. The Company will also evaluate opportunities in other commodities and jurisdictions. Given that a core aspect of the Company’s business is the ability to compete for investment opportunities, Osisko plans to maintain a strong balance sheet and ability to deploy capital.

Highlights – 2015

•	30,125 gold ounces earned and 30,104 ounces sold (2014 – 12,327 ounces earned and sold);
•	31,318 silver ounces earned and 31,263 ounces sold (2014 – 11,915 ounces earned and sold);
•	Net earnings of $28.5 million, $0.33 per basic share (2014[1] – net loss of $2.1 million, $0.05 per basic share);
•	Adjusted earnings[2] of $40.4 million, $0.46 per basic share[2] (2014 – $10.1 million and $0.22 per basic share);
•	Net cash flows provided by operating activities[3] of $32.2 million (2014[1,3] – $5.9 million);
•	Total value of working capital and marketable securities[2] of $380.5 million at December 31, 2015;
•	Completed the friendly acquisition of Virginia Mines Inc.;
•	Completed a bought deal private placement for total gross proceeds of over $200.0 million;
•	Full repayment of US$5 million advanced royalty payment to Goldcorp Inc. (4,328 gold ounces);
•	Acquisition of a 9.8% interest in Labrador Iron Ore Royalty Corporation;
•

Announced the acquisition of a portfolio of Canadian royalties held by Teck Resources Limited and its subsidiary Teck Metals Ltd. for a cash consideration of $28.0 million, with an additional $2.5 million payable on confirmation of certain rights;

•	Implementation of a Dividend Reinvestment Plan;
•	Increased its revolving credit facility from $100.0 million to $150.0 million with a possibility to increase by $50.0 million; and
•	Increased fourth quarter dividend to $0.04 per common share declared on November 4, 2015 and payable on January 15, 2016 to shareholders of record as of the close of business on December 31, 2015.

Highlights – 2016

•	Closed a $50.0 million financing in the form of a convertible debenture with Investissement Québec;
•	Closed a bought deal financing for total gross proceeds of $172.6 million;
•	Declaration of a quarterly dividend of $0.04 per common share on February 16, 2016, payable on April 15, 2016 to shareholders of record as of the close of business on March 31, 2016.

________________________________________

1	From continuing operations.
2

“Adjusted earnings” “Adjusted earnings per share” and “value of working capital and marketable securities” are non-IFRS financial performance measures which have no standard definition under IFRS. The fair value of working capital and marketable securities corresponds to the accounting value of the working capital as presented on the consolidated balance sheet and the fair value of the investments in marketable securities using the quoted market price on a recognized stock exchange as at December 31, 2015. Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of this Management and Discussion Analysis.

3	Before change in non-cash working capital items.

Osisko Gold Royalties	Management’s Discussion and Analysis
2015 – Annual Report

Basis of Financial Presentation

Although Osisko Gold Royalties is legal entity created in 2014, it has been determined under IFRS that for financial reporting purposes, the Company is considered to be a continuation of OMC, as at the closing of the friendly transaction all of its shareholders became the shareholders of Osisko Gold Royalties Ltd. Accordingly, all references to Osisko or the Company for events that occurred prior to June 16, 2014 relate to OMC. The results also reflect a 10 to 1 share consolidation which occurred on June 16, 2014, and accordingly all prior share-related information has been adjusted to reflect this share consolidation, except when otherwise noted.

Acquisition of Virginia Mines Inc. (now Osisko Exploration James Bay Inc.)

On November 17, 2014, Osisko and Virginia Mines Inc. (“Virginia”), a mining exploration company active in Northern Québec and holding a 2.0% to 3.5% NSR royalty in the Éléonore gold property located in the Province of Québec and operated by Goldcorp Inc. (“Goldcorp”), announced that they had entered into a definitive agreement to combine the two companies. Under the terms of the transaction, which was structured as a plan of arrangement, each Virginia share was exchanged for 0.92 Osisko shares.

The transaction closed on February 17, 2015 and Osisko acquired all of the outstanding common shares of Virginia and issued a total of 29,964,240 common shares to Virginia shareholders. Through the combination of the two companies, Osisko achieved its objective of creating a new intermediate royalty company with two world-class gold royalty assets in Québec. The transaction combined two top-quality, highly complementary asset portfolios including two long-life reserve generating gold royalties, diversifies the Company’s assets and strengthens the Company’s financial position. Prior to the closing of the transaction, Osisko held 3,562,616 common shares of Virginia which generated a gain of $7,929,000 at the closing date. In addition, Osisko issued 1,695,770 share options as replacement options of Virginia using the same exchange rate of 0.92 than for the shares. Transaction costs related to the acquisition are expensed under business development expenses in 2014 and in the first quarter of 2015 and amount respectively to $1,469,000 and $2,243,000. The total consideration paid, including the initial investment held by Osisko, the shares issued to Virginia shareholders and the fair value of the replacement options granted amount to approximately $556.0 million. The transaction was recorded as a business combination in accordance with IFRS 3, Business Combinations.

The goodwill is the result of the creation of a diversified portfolio of two significant producing royalties that increase the sources of revenues and reduce the operational risks and cost of capital of the combined company. In addition, the acquisition of exploration and evaluation projects lead by an experienced team diversifies the risks and increases the royalty opportunities.

The table below presents the purchase price allocation (in thousands of dollars):

Consideration paid	$
Issuance of 29,964,240 common shares on closing	488,717
Shares held in Virginia prior to the acquisition	53,475
Fair value of 1,695,770 Virginia replacement share options issued	13,842
556,034

Net assets acquired	$
Cash and cash equivalents	34,900
Short-term investments	35,179
Other current assets	4,897
Other investments	2,589
Royalty interests	411,236
Property and equipment	587
Exploration and evaluation	87,365
Current liabilities	(3,986)
Liability for share exchange rights	(6,867)
Deferred income tax liability	(119,450)
Non-controlling interests	(1,620)
444,830

Goodwill	111,204

Caisse de dépôt et placement du Québec ("CDPQ") and Fonds de solidarité des travailleurs du Québec (F.T.Q.) ("Fonds") had completed private placements for aggregate gross proceeds of $70.0 million into Osisko and Virginia as a part of the business combination. Accordingly, CDPQ and Fonds were granted a combined 15% right to participate in all future royalty or stream transactions entered into by Osisko.

Osisko Gold Royalties	Management’s Discussion and Analysis
2015 – Annual Report

The Virginia acquisition brings several benefits to Osisko including:

i)	Diversification of revenues with the addition of the Éléonore royalty from Goldcorp’s world-class Éléonore mine, which has achieved commercial production on April 1, 2015;
ii)	Increases the optionality to additional gold reserves at the Éléonore mine and from various projects in the emerging James Bay Camp;
iii)	Exposure to new base metals with the Coulon Project;
iv)	Portfolio of non-producing royalties; and
v)	First-rate exploration team focused on the James Bay area in the Province of Québec.

Portfolio of Royalty Interests

Canadian Malartic

The Company’s cornerstone asset is a 5% NSR on the Canadian Malartic property which is located in Malartic, Québec, and operated by the Canadian Malartic General Partnership created by Agnico Eagle and Yamana (the “Partners”). The property extends over 220km2 and is located in the prolific gold corridor which hosts current and past producers and has produced over 50 million ounces of gold.

The Canadian Malartic property includes the Canadian Malartic mine, which was constructed and developed by OMC at a cost of approximately $1.2 billion and commenced production in April 2011. Canadian Malartic is Canada’s largest producing gold mine and produced its 2 millionth ounce of gold in September 2015. Quarterly gold production since inception is as follows (in thousands of ounces):

	Q1	Q2	Q3	Q4	Total
2011	-	46.6	73.8	79.7	200.1
2012	91.2	92.0	103.8	101.5	388.5
2013	106.0	111.7	120.2	137.3	475.3
2014	140.0	133.2	129.5	132.8	535.5
2015	135.8	136.9	153.2	145.7	571.6

During the fourth quarter of 2015, the Partners indicated that the Canadian Malartic mill processed an average of 52,780 tonnes per day compared with an average of 53,232 tonnes per day in the corresponding period of 2014. In the fourth quarter of 2015, throughput was lower primarily due to a longer than planned mill shutdown in December 2015. For the full year 2015, the Partners indicated that the Canadian Malartic mill processed an average of 52,300 tonnes per day compared with an average of 51,248 tonnes per day in 2014.

For the fourth quarter of 2015, the Partners indicated that production at the Canadian Malartic mine reached 145,744 ounces of gold. This compares with the fourth quarter of 2014 production of 132,738 ounces of gold. Production was higher in the 2015 period primarily due to higher grades. For the full year 2015, the Partners indicated that production at the Canadian Malartic mine was 571,618 ounces of gold, 11,618 ounces (or 2%) above the previous guidance.

Since acquiring the mine in June 2014, the Partners have been looking at a variety of ways to optimize the operations. In parallel with the Barnat permitting (see below), the Partners indicated that they are currently working on the permitting necessary for improving the efficiency and environmental performance of the existing mobile crusher. At this point, milling levels are expected to be approximately 53,000 tonnes per day through year-end 2016.

The Partners indicated that several other opportunities have been identified to further optimize productivity, including:

•	Improvements to SAG mill and crusher liners in order to reduce the number of major shutdowns to three from four;
•	Higher North Zone performance with the purchase of an additional remote control production backhoe. This should result in higher grade ore being brought to the mill;
•	Ongoing continuous improvement projects.

The Partners indicated that ounce reconciliation with the block model continues to be positive (approximately 5% higher) and is an opportunity to provide additional production flexibility going forward.

Permitting activities for the Barnat extension and deviation of Highway 117 are continuing on schedule as indicated by the Partners. An Environmental Impact Assessment (“EIA”) for this project was submitted in February 2015. A second series of questions from the Québec government was received in December 2015, and final responses were submitted in January 2016. Public hearings are expected to be held later in 2016. Granting of final permits is expected to occur after the completion of the public consultation process. In parallel, the Partners are currently working on permitting for improving the efficiency and environmental performance of the existing mobile crusher.

Osisko Gold Royalties	Management’s Discussion and Analysis
2015 – Annual Report

The Partners indicated the following forecast of annual gold production for the Canadian Malartic mine: 560,000 – 580,000 ounces in 2016, 590,000 – 600,000 ounces in 2017 and 610,000 ounces in 2018. The Partners indicated that the 2016 guidance has been slightly reduced as throughput levels are forecast to be approximately 53,000 tonnes per day. Any increase in throughput above this 53,000 tonnes per day level remains contingent upon updating the existing operating permits. Several opportunities have been recognized to further optimize productivity, which could provide additional operational flexibility and result in increased production at the mine.

At Canadian Malartic, the Partners indicated mineral reserves of 7.72 million ounces of gold contained in 221.5 million tonnes of ore at 1.08 g/t Au. The decrease in mineral reserves, compared to prior year, of 0.93 million ounces was principally due to mining extraction and production in 2015 which totalled 571,618 ounces of gold after recovery (644,000 ounces of in-situ gold mined), a lower price of US$1,150 per ounce used for the current year mineral reserve calculation, versus US$1,300 per ounce in the prior year, a change in the cut-off grade to include the Net Smelter Return royalty payable to Osisko Gold Royalties which was not included in 2014 and the termination of the Gouldie open pit. Gold mineral reserve grades increased to 1.08 g/t Au as compared to 1.06 g/t Au in the prior year.

The Partners indicated that mineral resources have decreased from 2014 levels as all mineral resources outside of the current pit have been revaluated at a 1.0 g/t Au cut-off. The higher cut-off reflects the decision that mineral resources outside the current pit will not be open-pit mined although the underground mining potential may be evaluated in the future.

The reserve and resources estimate at December 31, 2015 is presented in the table below:

Reserve and resource estimates

	Tonnes	Grade	Au
Category	(M)	(g/t Au)	(M oz)

Proven Reserves	54.9	0.97	1.72
Probable Reserves	166.6	1.12	6.00
Proven & Probable Reserves	221.5	1.08	7.72
Measured and Indicated Resources(1)	25.7	1.51	1.25
Inferred Resources(1)	9.0	1.47	0.43

(1)	Excludes proven & probable reserves.

The Partners indicated that at Canadian Malartic, the approach of tripling the cut-off grade of the out-pit mineral resources had the effect of removing 646,000 ounces from the measured and indicated mineral resources, leaving 1,250,000 ounces (25.6 million tonnes of ore grading 1.51 g/t Au) in measured and indicated mineral resources. The same approach resulted in removing 688,000 ounces from the inferred mineral resource base, leaving 426,000 ounces (9.0 million tonnes of ore grading 1.47 g/t Au) of inferred mineral resources.

The Partners indicated that exploration programs are planned to evaluate a number of near pit/underground targets at the mine and further define the extent of the mineralization at the Odyssey zone (which is located to the east of the Canadian Malartic open pit). Both of these opportunities could provide new potential sources of ore for the Canadian Malartic mill. At Odyssey, 44 holes (a total of 35,870 metres) were drilled in 2015. Exploration to date has outlined two mineralized zones: Odyssey North and Odyssey South. Odyssey North has been traced from a depth of 550 to 1,200 metres below the surface and along approximately 1,500 metres of strike length. Odyssey South is approximately 200 to 550 metres below surface with an approximate strike length of 1,500 metres. Gold occurs along the margins of a porphyry body in both zones.

Osisko Gold Royalties	Management’s Discussion and Analysis
2015 – Annual Report

The Partners indicated that exploration drilling of the Odyssey deposit transitioned to definition drilling in the fourth quarter with the goal of completing a 100 metre by 100 metre grid on the current defined mineral extents by the third quarter of 2016. The tighter grid spacing will allow for the reclassification of the mineralization as inferred mineral resources, will provide a basis for an in-house scoping study and will aid the optimization of subsequent infill drill programs. The Canadian Malartic partnership is committing significant exploration funding of $8.0 million to Odyssey during 2016 to outline the size potential of the ore and outline a maiden inferred mineral resource before the first quarter of 2017. A 60,000 metre drill program has been proposed to further evaluate the extent of the mineralization at Odyssey.

The Odyssey South target is located on Osisko’s 5% NSR royalty ground and the Odyssey North target is located on the Malartic CHL ground, on which Osisko holds a 3% NSR royalty.

For more information, please refer to the press release of Agnico Eagle dated February 10, 2016 and the press releases of Yamana dated January 13, 2016 and February 18, 2016 filed on SEDAR (www.sedar.com).

Éléonore

Osisko, through its wholly-owned subsidiary Osisko Exploration James Bay Inc. (formerly Virginia Mines Inc.), owns a 2.0% to 3.5% NSR royalty in the Éléonore gold property located in the Province of Québec and operated by Goldcorp.

Éléonore declared commercial production on April 1, 2015.

Goldcorp indicated that following the resolution of initial mill throughput issues, the processing plant achieved average throughput of 5,700 tonnes per day over the last six months of 2015 and validated nameplate design capacity of 7,000 tonnes per day on several days during the fourth quarter. Production increased over the prior quarter as a result of increasing gold grades as mining moved further into higher-grade horizons. For the fourth quarter of 2015, gold production totaled 105,100 ounces to reach 268,100 ounces for the year.

Osisko was not entitled to receive any gold or silver ounces until a US$5 million non-interest bearing royalty advance payment had been recovered from production of Éléonore by Goldcorp, which was completed in November 2015. The Company received its first royalties from Éléonore in December 2015 (402 gold ounces).

For 2016, Goldcorp indicated that a conservative ramp-up schedule at Éléonore is expected to lead to gold production of between 250,000 and 280,000 ounces. Mine throughput is expected to average 4,900 tonnes per day from four production horizons following the depletion of the pre-production stockpile at the end of 2015. The focus in 2016 is on increasing underground mining rates, mill throughput and improved dilution through adjustment of stope design. The production shaft is expected to be operational by the end of 2016, eliminating the need to truck or hoist ore through the exploration shaft. Gold recoveries are also expected to increase following successful lab and plant work on isolated reactive sulphide ore. Full ramp-up to 7,000 tonnes per day remains on track for the first half of 2018.

Goldcorp also indicated that a successful 2015 drilling program targeting the conversion of resources to reserves in the center and southern portion of the deposit contributed to a 7.7% increase in proven and probable gold mineral reserves to 5.35 million ounces and extended the deposit at depth, which remains open including the core area. The 2015 drilling program was completed with 40,400 metres drilled from the underground ramp, targeting the center and southern portion of the ore body. The program also completed 1,350 metres in the 494 area (Northern portion) where results continue to improve the confidence level regarding the size and the importance of this target. The 2015 positive results contributed to the successful conversion of resources to reserves and extended the deposit at depth, which remains open including the core area.

Éléonore completed the pre-feasibility study on mining the crown pillar in the fourth quarter of 2015. The study results did not pass the economic threshold for reserves and as a result, this material remains classified as mineral resource at December 31, 2015. Additionally, the results indicate no tangible benefit in accelerating the crown pillar and support its mining as planned at the end of Éléonore's life of mine plan.

Goldcorp also published in February 2016 updated mineral reserve and resource estimates as at December 31, 2015 for the Éléonore mine. Proven and probable mineral reserves were estimated at 5.35 million ounces of gold based on a price of US$1,100 per ounce of gold.

Osisko Gold Royalties	Management’s Discussion and Analysis
2015 – Annual Report

The reserve and resources estimate at December 31, 2015 is presented in the table below:

Reserve and resource estimates

	Tonnes	Grade	Au
Category	(M)	(g/t Au)	(M oz)

Proven and Probable Reserves	28.32	5.87	5.35
Measured and Indicated Resources(1)	4.58	5.49	0.81
Inferred Resources	9.97	7.11	2.28

(1)	Excludes proven & probable reserves.

For more information, refer to the press release of Goldcorp dated February 25, 2016 and the Management Discussion and Analysis for the year ended December 31, 2015, both filed on SEDAR (www.sedar.com).

Acquisition of Royalty Interests

Teck Canadian Royalties

The Company announced in October that it has entered into a definitive agreement to acquire a portfolio of Canadian royalties held by Teck Resources Limited and its subsidiary Teck Metals Ltd. (“Teck”) for a cash consideration of $28.0 million, with an additional $2.5 million payable on confirmation of certain rights.

The portfolio consists of 31 royalties, most of which are NSR royalties, including the following key royalties (before the sale of a 15% interest to CDPQ as described below):

•	Three NSR royalties from 2% to 3% on the producing Island Gold Mine properties located in Northern Ontario owned by Richmont Mines Inc.;
•	2% NSR royalty on the Lamaque property located in the Abitibi owned by Integra Gold Corp.;
•	2% NSR royalty on the Hewfran Block located in Northern Québec owned by Metanor Resources Inc.;
•	0.5% NSR royalty and right to $5 million payment upon commercial production on the Marban property Québec owned by NioGold Mining Corp. and located near the Canadian Malartic mine in Malartic;
•	1.5% NSR royalty on a portion of the Fenn-Gib property located in northern Ontario owned by Lake Shore Gold Corp.; and
•	1.5% to 2% NSR royalty on the Garrcon property located in northern Ontario and owned by Northern Gold Mining Inc.

The portfolio also includes other precious metal royalty assets on exploration and development properties. Certain NSR royalties are subject to buy-back clauses.

The first portion of the transaction with Teck was closed in November 2015, consisting of a portfolio of 28 royalties acquired for a cash consideration of $24.2 million with an additional $2.5 million to be paid on confirmation of certain rights. This portfolio includes the royalties on Richmont Mines Inc.’s producing Island Gold Mine and Integra Gold Corp.’s Lamaque property. The Company expects to close the second portion of its transaction with Teck in the first half of 2016.

CDPQ has exercised its participation right to acquire 15% of the Teck royalty interests acquired by Osisko to date. The transaction was completed in February 2016 for $3.6 million.

Osisko Gold Royalties	Management’s Discussion and Analysis
2015 – Annual Report

Vezza Royalties

The Company acquired a 5% NSR royalty and a 40% net profit interest (“NPI”) royalty in the Vezza gold property operated by Ressources Nottaway Inc. for a total acquisition price of $10.0 million. A first payment of $5.0 million was made in 2015 and the balance was paid in January and March 2016. The property is located 25 kilometres from Matagami, Québec. Commercial production is forecasted for the second quarter of 2016.

Cariboo Gold Project

On November 30, 2015, Osisko entered into a binding letter agreement with Barkerville Gold Mines Ltd. (“Barkerville”) whereby Osisko has agreed to purchase a 1.5% NSR royalty on the Cariboo Gold Project (the “Royalty Financing”), located in British Columbia, Canada, for a cash consideration of $25.0 million,

The Cariboo Gold Project consists of 1,164 square kilometres of land along a strike length of 60 kilometres which includes several past producing mines in the Cariboo Gold District, a historically profitable yet still underexplored area of south-central British Columbia. Based upon historic estimates, historical gold production in the Cariboo area is approximately 3.8 million ounces. At Cariboo, the Cow Mountain deposit contains a NI 43-101 compliant mineral resource totaling 2.8 million ounces Au in the indicated category (35.8 million tonnes at 2.4g/t) with an additional 2.0 million ounces Au in the inferred category (27.4 million tonnes at 2.3g/t), both using a 0.5g/t cut-off grade.

As part of the Royalty Financing, Osisko and Barkerville have also agreed to negotiate a gold stream agreement (“Gold Stream Agreement”) following the completion by Barkerville of a feasibility study on the Cariboo Gold Project. Following a 60 day negotiation period, if Osisko and Barkerville have not entered into a Gold Stream Agreement, Barkerville shall either grant a right to Osisko to purchase an additional 0.75% NSR royalty for consideration of $12.5 million, or make a payment of $12.5 million to Osisko.

The Royalty Financing was closed on February 5, 2016.

Summary of Other Producing and Advanced Non-producing Royalty Interests

Asset	Operator	Interest(1)	Commodities	Jurisdiction	Stage
Island Gold	Richmont Mines	1.7-2.55% NSR royalty	Au	Ontario	Production
Vezza	Ressources Nottaway Inc.	5% NSR royalty	Au	Québec	Development
Vezza	Ressources Nottaway Inc.	40% NPI royalty	n/a	Québec	Development
Lamaque	Integra Gold	1.7% NSR royalty	Au	Québec	Development
Hewfran Block	Metanor Resources	1.7% NSR royalty	Au	Québec	Exploration
Windfall	Oban Mining Corporation	0.5% NSR Royalty	Au	Québec	Exploration
Cariboo	Barkerville	1.5% NRS royalty	Au	British Columbia	Development
Marban	NioGold Mining	0.425% NSR royalty	Au	Québec	Exploration
Pandora	Agnico/Yamana	2% NSR royalty	Au	Québec	Exploration
Malartic CHL – Odyssey North	Agnico/Yamana	3% NSR royalty	Au	Québec	Exploration
Hammond Reef	Agnico/Yamana	2% NSR royalty	Au	Ontario	Permitting
Upper Beaver	Agnico/Yamana	2% NSR royalty	Au, Cu	Ontario	Exploration
Kirkland Lake Camp	Agnico/Yamana	2% NSR royalty	Au, Cu	Ontario	Exploration
White Pine North - Copperwood	Highland Copper	3% sliding-scale NSR royalty(2)	Ag, Cu	Michigan, USA	Exploration

Osisko Gold Royalties	Management’s Discussion and Analysis
2015 – Annual Report

Summary of Other Advanced Non-producing Royalty Options

Asset	Operator	Interest	Price to Exercise	Commodities	Jurisdiction	Stage
Neita	Unigold	2% NSR Royalty	$2 million	Au	Dominican Republic	Exploration
Yellowknife City Gold	TerraX	3% NSR Royalty	$4 million	Au	Northwest Territories	Exploration
Oban Mining Projects(3)	Oban Mining Corporation	1% NSR Royalty	$5 million	n/a	n/a	n/a

(1)	After the sale of a 15% interest in the Teck royalties to CDPQ
(2)	Subject to conversion of Osisko’s $10.0 million convertible loan with Highland Copper Company
(3)	Osisko has a one-time right to purchase a 1% NSR royalty on Oban Mining Corporation’s projects prior to August 25, 2020.

Portfolio of Investments

The Company’s assets include a portfolio of shares of publicly traded companies. Osisko invests, and intends to continue from time to time investing, in various companies within the mining industry for investment purposes, and with the objective of improving its ability to acquire interests in exploration assets, future royalties or revenue streams. In addition to investment objectives, in some cases, the Company may decide to take a more active role, including providing management personnel, technical and/or administrative support, as well as nominating individuals to the investee’s board of directors. These investments are reflected in investments in associates in the consolidated financial statements and include Oban Mining Corporation (“Oban”), NioGold Mining Corp. (“NioGold”) and Falco Resources Ltd. In February 2016, Barkerville became a new associate following the nomination of Sean Roosen, Chair and Chief Executive Officer of Osisko, as Co-Chairman of the board of directors of Barkerville.

Osisko may, from time to time and without further notice except as required by law, increase or decrease its investments at its discretion.

Investment in Associates - Oban Mining Corporation

In August 2015, Oban acquired Eagle Hill Exploration Corporation, Ryan Gold Corp. and Corona Gold Corporation to combine leadership, treasuries and assets to form a new leading Canadian focused gold exploration and development company. As part of this transaction, Osisko invested $17.8 million in common shares of Oban and Osisko was granted a right to acquire a 1% NSR on all properties held by Oban. Mr. John Burzynski has been appointed President and Chief Executive Officer of Oban and Mr. Sean Roosen was appointed co-Chair of the Board of Directors.

Oban also completed a $13.1 million financing in September 2015 and announced in February 2016 an additional financing of $12.6 million to be completed in March 2016. As of December 31, 2015, Osisko has a 15.7% interest in Oban. In January 2016, Oban and NioGold announced that they had entered into an agreement where Oban will acquire all of the outstanding shares of NioGold. The transaction was completed on March 11, 2016.

Oban’s flagship project is the high-grade Windfall Lake gold project located between Val-d'Or and Chibougamau in Québec, Canada. Oban also holds a 100% undivided interest in a large area of claims in the Urban Barry area (82,400 hectares) of Québec. Oban also holds a 100% interest in the Roach Property in northern Ontario and has options with other third parties to acquire a 100% undivided interest in the Côté Property, the Golden Dawn Project, the Hunter Property and other properties in the vicinity.

In April 2015, an independent Preliminary Economic Assessment was released for the Windfall Lake Gold Project, outlining the design for a 1,200 tonnes per day underground mine producing 106,200 ounces of payable gold annually for 7.8 years. Oban is actively advancing the Windfall Lake gold project, with the objective of moving the project to a production stage as quickly as possible. In October 2015, it announced the commencement of a 55,000 metre drill program on the Windfall Lake Gold Project. Oban is well financed with approximately $73.0 million in cash, cash equivalents and marketable securities as at October 20, 2015.

For more information, please refer to Oban’s profile on SEDAR (www.sedar.com).

Osisko Gold Royalties	Management’s Discussion and Analysis
2015 – Annual Report

Other Investments - Barkerville (associate since February 5, 2016)

On November 30, 2015, Osisko and Barkerville announced that they had entered into a binding letter agreement whereby Osisko agreed to purchase 32.0 million common shares of Barkerville, issued on a flow-through basis.

On December 24, 2015, Barkerville announced the completion of the first portion of the Private Placement, whereby Osisko subscribed for 18,750,000 Flow-Through Shares at a price of $0.32 per share for gross proceeds of $6.0 million.

On February 5, 2016, Osisko acquired the additional 13,250,000 flow-through shares of Barkerville at a price of $0.32 per flow-through common share for total gross proceeds of $4.2 million. Osisko now holds 47,625,000 common shares and 4,687,500 common share purchase warrants of Barkerville. Osisko’s Chair and Chief Executive Officer, Sean Roosen, was appointed as Co-Chairman of Barkerville. As a result, Barkerville became an associate on February 5, 2016.

Other Investments - Labrador Iron Ore Royalty Corporation (“LIORC”)

Since the beginning of 2015, Osisko has acquired a 9.8% interest in LIORC. The Company views this investment as an opportunity to provide asset/commodity diversification to its current portfolio of royalties while maintaining the gold focus through exposure to a world-class, long-life iron ore asset in a stable jurisdiction. LIORC is entirely focused on the Iron Ore Company of Canada (“IOC”) operations through:

•	7% gross royalty on the IOC iron ore operations;
•	A $0.10 per tonne marketing fee on all products sold by IOC; and
•	15% direct interest in IOC.

IOC is a major Canadian iron ore producer held by Rio Tinto (59%), Mitsubishi Corporation (26%) and LIORC. The mine located in the Newfoundland and Labrador Province in Canada has been producing and processing iron ore concentrate and pellets since 1954. The crude ore is processed into iron ore concentrate and then either sold or converted into many different qualities of iron ore pellets to meet its customers' needs. IOC is strategically situated to serve the markets of the Great Lakes and the balance of the world from its year-round port facilities at Sept-Îles, Quebec. The iron ore concentrate and pellets are transported to IOC's port facilities at Sept-Îles via its wholly-owned Quebec North Shore and Labrador Railway, a 418 kilometre rail line which links the mine and the port. From there, the products are shipped to markets throughout North America, Europe, the Middle East and the Asia-Pacific region.

As per LIORC’s press release dated March 3, 2016 (filed on SEDAR (www.sedar.com)), the mine has reserves to continue operations for 28 years at current production rate with additional resources of a greater magnitude.

LIORC, to date, has distributed the majority of its cash flows received from IOC through royalties, fees and dividends. The quarterly distribution rate per share (including regular and special distributions) for the past years has been as follows (per share amounts were adjusted to reflect a 2:1 stock split in the first quarter of 2011):

	Q1	Q2	Q3	Q4	Total	Total
					per share	(in millions)
2016(YTD)	$0.250	$ n/a	$ n/a	$ n/a	$0.250	$ 16.0
2015	0.250	0.250	0.250	0.250	1.000	64.0
2014	0.400	0.400	0.500	0.350	1.650	105.6
2013	0.375	0.375	0.375	0.750	1.875	120.0
2012	0.375	0.375	0.375	0.375	1.500	96.0
2011	0.750	0.375	0.750	0.375	2.250	144.0
2010	0.375	0.375	0.500	1.000	2.250	144.0
2009	0.250	0.250	0.250	0.250	1.000	64.0

In 2015 and for the first quarter of 2016, LIORC declared quarterly dividends of $0.25 per share. Osisko’s share of dividends in 2015 amounted to $5.8 million. Osisko’s expected share of dividends for the first quarter of 2016 amounts to $1.6 million. Based on its current holding and on the historical information for the years 2009 to 2014, the Company’s investment in LIORC would have provided for cash dividends of $6.2 million to $14.0 million on an annual basis.

The investment in LIORC provides diversification to gold production and is consistent with Osisko’s philosophy of investing in long-life mines operated by world-class mining companies in safe jurisdictions.

Osisko Gold Royalties	Management’s Discussion and Analysis
2015 – Annual Report

In March 2016, LIORC indicated that shareholders' adjusted cash flow (please refer to LIORC’s Management's Discussion & Analysis for the year ended December 31, 2015 filed on www.sedar.com for definition and calculation) for the year ended December 31, 2015 was $56.2 million or $0.88 per share and the shareholders' consolidated net income for the year ended December 31, 2015 was $54.7 million or $0.85 per share. IOC's 2015 iron ore sales totaled 17.9 million tonnes compared to 14.3 million tonnes in 2014. Royalty revenue decreased to $99.7 million as compared to $115.7 million in 2014.

LIORC indicated that the adjusted cash flow and net income for the year were below last year mainly due to the sharp decline in the price of iron ore. This continued the decline that started in 2014 with the Platts 62.5% fines index for 2015 averaging 43% less than 2014. The price hit a low on December 15, 2015 of US$38.50 / dry metric tonne as compared to US$69.25 on the same date in 2014. The price decline is the result of demand for iron ore in China falling at the same time as major producers in Australia and Brazil were increasing production. Although premiums for IOC ore remained firm, pellet demand and premiums weakened in the second half of 2015, which affected pellet sales in the final quarter of the year. Subsequent to a catastrophic tailings dam failure in November, which resulted in the indefinite closure of a major pellet producer in Brazil, both pellet premiums and demand have currently returned to more normal levels. Other factors have been positive for IOC, including an 18% increase in concentrate production, the continued weakening of the Canadian dollar relative to the US dollar and a reduction in seaborne freight cost of about 45% year over year.

LIORC indicated that the IOC expansion program to increase capacity to 23.3 million tonnes per annum was completed in 2014. Production in 2015 increased by 20% and the cost per tonne of concentrate produced continued to decline and was 19% lower than the previous year. During the year, multiple production records were set as the full benefits of the expansion started to be realized. IOC continues to examine all avenues to increase the efficiency of operations in order to increase production and lower unit costs.

LIORC also indicated that IOC continues to pursue all avenues to lower unit costs so that it can remain profitable in the current very difficult market conditions. IOC appears to be well along toward meeting its objective of 2016 concentrate unit cash cost of US$30 or less. Also, IOC reached record production of concentrate in January 2016 as production exceeded an annual rate of 20 million tonnes, which bodes well for reaching an objective of 21 million tonnes in 2016. The price or iron ore has recovered more than 20% from its December low and the weakness of the Canadian dollar against its US counterpart continues to be positive for IOC. In spite of the current low price for iron ore, there are a number of positive factors affecting the royalty received by LIORC including increasing IOC production enabling increased sales, the premiums received on sales by IOC due to the grade and quality of its ore, the firming demand and premiums for pellets, favourable seaborne freight rates, and since the royalty is paid in US dollars, the continued weakness of the Canadian dollar in relation to the US dollar. LIORC indicated that while they do not expect to receive dividends from IOC until the market stabilizes, IOC is well positioned for a strong performance when this occurs. The board of directors of LIORC is closely monitoring markets and believes that royalty income will still provide a reasonable return to shareholders until IOC is able to reinstate its dividend.

For more information, please refer to the press release of LIORC dated March 3, 2016 filed on SEDAR (www.sedar.com).

Exploration and Evaluation Activities

James Bay and Labrador Trough areas, Québec

Osisko acquired exploration and evaluation projects through the acquisition of Virginia. Since the acquisition date, Osisko invested $8.0 million ($9.8 million before investment tax credits) in exploration and evaluation activities on the James Bay territory.

Since the acquisition of Virginia, the exploration program continued on the Coulon project (James Bay area), focusing mainly on a diamond drilling program on Lens 257 and on regional targets. Exploration work also includes ground and borehole geophysical surveys. The winter 2015 exploration program was completed during the year and consisted of 33 holes for a total of 18,036 metres. The fall 2015 drilling program included 10 holes totaling 5,008 metres, targeting again Lens 257 as well as the fertile stratigraphic contact on the west flank of the main fold area. Directional drilling extended Lens 257 towards the south-south-west and the north-north-east. Lens 257 is now followed over more than 720 metres laterally and remains open at both ends along its long axis. It could extend for an additional 250 metres towards south-south-west and could merge at depth with lens 9-25 to the north-north-east. Drilling over regional targets explained most of the geophysical anomalies, but failed to return any significant values.

A 22,800 metre drill program will be started on the Coulon project in 2016. This program will continue to test the upper and lower extensions of Lens 257 and the west flank of the main fold structure. Several other geological and geophysical targets will also be tested during this program.

Osisko Gold Royalties	Management’s Discussion and Analysis
2015 – Annual Report

The Company continued exploration programs on several of its projects located in the James Bay territory and the Labrador Trough in Québec. A diamond drill program was carried out on the Anatacau-Wabamisk project located in the Opinaca-Eastmain area. The Company carried out a prospecting, trenching, mapping and B-soil sampling program on the Kan project located 80 kilometres south-west of Kuujjuaq. The Company also completed small surface exploration programs on several other projects as well as on regional targets in the vast territory of the James Bay.

In 2016, the Company is planning a vast exploration program during the summer on its Kan project. This program will include trenching on unexplained gold-in-soils anomalies and detailed mapping and sampling of new mineralized occurrences. A drill campaign is also scheduled to test the most advanced targets at shallow depth in the vertical dimension. The Company will also continue to actively generate new targets in the vast James Bay territory. Compilation work is in progress and will be followed by reconnaissance and prospecting work during summer.

Guerrero (Mexico)

OMC had been active in Mexico in acquiring prospective ground to conduct grassroots exploration for porphyry and skarn Cu-Au deposits. These properties were transferred to the Company on June 16, 2014. The Company currently holds over 550,000 hectares in the prolific Guerrero Gold Belt (“GGB”) (including titles in process of application). In the past years, the GGB has yielded over 30 million ounces of gold discoveries, including the Los Filos Mine held by Goldcorp and El Limon Project held by Torex Gold Resources Inc.

The Company has reduced its activities in Mexico due to security issues in the region and continued at a slower pace and will continue to assess its alternatives in relation to the Guerrero property.

Significant Financing Activities

Bought Deal Private Placement of $200 million

On January 21, 2015, Osisko announced that it had entered into an agreement with a syndicate of underwriters who had agreed to buy, on a bought deal private placement basis, 10,960,000 special warrants of the Company (“Special Warrants”) at a price of $18.25 per Special Warrant, representing aggregate gross proceeds of $200 million. Each Special Warrant entitled the holder to acquire, for no additional consideration, one unit (“Unit”) of Osisko, with each Unit comprised of one common share (“Common Share”) of Osisko and one-half of one common share purchase warrant (each whole common share purchase warrant a “Warrant”) of Osisko. Each Warrant entitles the holder thereof to purchase one Common Share of Osisko at a price of $36.50, for a period of 84 months following the closing date.

The bought deal offering was closed on February 18, 2015 and Osisko issued 10,960,000 Special Warrants for gross proceeds of $200 million. On March 5, 2015, further to delivery to Osisko of a final receipt by regulators for its final short form prospectus, the Special Warrants were converted into 10,960,000 common shares of the Company and 5,480,000 Warrants having a maturity date of March 5, 2022. Transaction costs amounted to $10,399,000.

The common shares and warrants (TSX: OR.WT) trade on the Toronto Stock Exchange since March 5, 2015.

Convertible debenture

On February 12, 2016, the Company closed a financing with Ressources Québec, a wholly-owned subsidiary of Investissement Québec. Ressources Québec subscribed to a $50.0 million convertible debenture of Osisko, which will mature in five years and will bear interest at an annual rate of 4% payable quarterly. Ressources Québec will be entitled, at its option, to convert the debenture into common shares of the Company at a price of $19.08 at any time during the term of the debenture. Osisko paid a 1% financing fee to Ressources Québec and reimbursed its costs incurred in connection with the financing.

Bought deal financing

On February 26, 2016, the Company closed a bought deal public offering (the “Offering”) of 11,431,000 units of Osisko (“Units”), including the full exercise of the over-allotment option by the underwriters of the Offering, at a price of $15.10 per Unit for aggregate gross proceeds of $172.6 million (estimated net proceeds of $164.6 million).

The Units were sold on a bought-deal basis through a syndicate of underwriters, co-led by BMO Capital Markets and RBC Capital Markets. Osisko plans to use the net proceeds from the Offering for working capital and general corporate purposes, including funding resource royalty and stream acquisitions.

Osisko Gold Royalties	Management’s Discussion and Analysis
2015 – Annual Report

Each Unit is comprised of one common share (“Common Share”) of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant being a “Warrant”) of the Company. Each whole Warrant entitles the holder thereof to purchase one Common Share of the Company at a price of $19.08 per Common Share, for a period of 36 months following the closing date.

Revolving Credit Facility

In 2015, the Company increased its revolving credit facility (“Facility”) from $100.0 million to $150.0 million. The Facility was extended by one year and was syndicated between National Bank of Canada and Bank of Montreal. The Facility may be increased by $50.0 million at Osisko’s request, subject to standard due diligence procedures. The Facility is to be used for investments in the mineral industry, including the acquisition of royalties and the funding of precious metal streams. The Facility is secured by the Company’s assets (including the royalty interests) and has a two-year term (December 23, 2017), which can be extended by one year on each of the two anniversary dates of the amendment. As at December 31, 2015, the Facility was not drawn.

Quarterly Dividends

The Board of Directors has approved on November 16, 2014 the initiation of the Company’s quarterly dividend program.

The following table provides details on the dividends declared:

					Dividend
	Dividend			Dividend	reinvestment
Declaration date	per share	Record date	Payment date	payable	plan(ii)
	$			$

November 16, 2014(i)	0.03	December 31, 2014	January 15, 2015	1,551,000	-

	0.03			1,551,000	-

February 19, 2015(i)	0.03	March 31, 2015	April 15, 2015	2,782,000	-
May 14, 2015	0.03	June 30, 2015	July 15, 2015	2,834,000	-
August 5, 2015	0.03	September 30, 2015	October 15, 2015	2,830,000	5,430,858
November 4, 2015	0.04	December 31, 2015	January 15, 2016	3,783,000	7,712,746

	0.13			12,229,000

February 16, 2016	0.04	March 31, 2016	April 15, 2016	tbd(iii)	tbd(iii)

(i)	The 1.2 million common shares that were held in escrow were not eligible to the dividend.
(ii)	Number of common shares held by shareholders participating to the dividend reinvestment plan described below.
(iii)	To be determined (“tbd”) on March 31, 2016 based on the number of shares outstanding and the number of shares participating to the DRIP on the record date.

Dividend reinvestment plan

On September 21, 2015, the Company announced the implementation of a dividend reinvestment plan (“DRIP”). The DRIP allows shareholders to reinvest their cash dividends into additional common shares either purchased on the open market through the facilities of the Toronto Stock Exchange (the “TSX”), or issued directly from treasury by the Company, or acquired by a combination thereof. In the case of a treasury issuance, the price will be the weighted average price of the common shares on the TSX during the five (5) trading days immediately preceding the dividend payment date, less a discount, if any, of up to 5%, at the Company’s sole election. No commissions, service charges or brokerage fees are payable by shareholders who elect to participate in the DRIP.

As at December 31, 2015, the holders of 7,712,746 common shares had elected to participate in the DRIP, representing dividends payable of $309,000.

On October 15, 2015 and January 15, 2016, the number of common shares issued by the Company under the DRIP, at a discount rate of 3%, amounted to 11,764 and 22,163, respectively.

Osisko Gold Royalties	Management’s Discussion and Analysis
2015 – Annual Report

Gold Market and Currency

Gold Market

In 2015, the price of gold closed at US$1,049 per ounce, US$112 per ounce lower than the close in 2014. The average in 2015 was US$107 per ounce lower at US$1,160 per ounce compared to US$1,267 in the previous year. Gold price per ounce varied between a high of US$1,296 and a low US$1,049.

The following were the key themes that drove the volatility in the gold price in 2015:

•	Substantial outperformance of the U.S. dollar relative to other world currencies
•	Sluggishness in the global economy resulting in lower demand for commodities
•	The global debt crisis continues to worsen, particularly in light of the bleak outlook for global growth
•	Weak economic data from China and concerns on default risk
•	Trajectory for global interest rates
•	Uncertainty as to whether or not the U.S. Federal Reserve will increase interest rates
•	Geopolitical unrest (Eurozone crises, tensions in the Middle East)

During the first quarter of 2016, gold has strengthened. The outlook for gold has become more positive primarily driven by the realization that interest rates will remain low for longer, coupled with a recovery in inflation, pushing real rates lower. Gold should also benefit from improving cost curve support and continued gains in jewelry demand.

The historical price is as follows:

(US$/ounce)	High	Low	Average	Close

2015	$1,296	$1,049	$1,160	$1,060
2014	1,385	1,142	1,266	1,206
2013	1,694	1,192	1,411	1,205
2012	1,792	1,540	1,669	1,658
2011	1,895	1,319	1,572	1,531
2010	1,421	1,058	1,225	1,406

The average prices of gold and silver in US$ are summarized below:

	Realized prices	Market prices
	per ounce	per ounce (1)

Gold	1,152	1,160
Silver	15	16

(1)	Market prices are based on the average London PM fixing for gold and average fixing for silver.

In Canadian dollars, the gold price showed some positive gains during the year 2015 as the price closed $97/oz higher at $1,472/oz. The average for the year was $1,481/oz with a peak at $1,606/oz.

Currency

The Company is subject to currency fluctuations as its revenues are in U.S. dollars and its expenses are mainly denominated in Canadian dollars. The Company also holds significant cash balances in U.S. dollars. A weaker Canadian dollar, as seen in the last quarters, increases the sales presented in Canadian dollars on the consolidated statement of income as the sales of gold and silver are traded in U.S. dollars. On the other hand, a weaker Canadian dollar will negatively impact the Company’s purchasing power of U.S. dollar nominated investments from its Canadian dollar resources.

The Canadian dollar weakened heavily in 2015 for the second year in a row, depreciating by over 15% in 2015 following its 8% decline in 2014.

The global economy is expected to resume a strengthening trend over the next two years, supported by ongoing monetary policy stimulus and low oil prices. The Bank of Canada forecasts global growth of 3.3% in 2016 and 3.6% in 2017.The Canadian Economy continues to undergo a complex and lengthy adjustment. The Canadian economy has been evolving along two tracks: in the resource sector, investment is being scaled back in response to much weaker commodity prices, job losses have been significant and production has been curtailed. Activity in the non-resource sector, meanwhile, has been relatively solid and is expected to be the main source of growth going forward. A reorientation of the Canadian economy toward the non-resource sector is being facilitated by the ongoing U.S. recovery, the lower Canadian dollar, and accommodative monetary and financial conditions. In its latest monetary policy report, the Bank of Canada set its target for gross domestic product growth at 1.4% for 2016 and 2.4% in 2017. During 2015, the Bank of Canada reduced the target for the overnight rate twice. It now stands at 0.5% since July 2015.

Osisko Gold Royalties	Management’s Discussion and Analysis
2015 – Annual Report

The exchange rate for the Canadian/U.S. is outlined below:

	High	Low	Average	Close
2015	1.3990	1.1728	1.2787	1.3840
2014	1.1643	1.0614	1.1045	1.1601
2013	1.0697	0.9839	1.0299	1.0636
2012	1.0418	0.9710	0.9996	0.9949
2011	1.0604	0.9449	0.9891	1.0170
2010	1.0778	0.9946	1.0299	0.9946

Selected Annual Financial Information
(in thousands of dollars, except figures for ounces and amounts per ounce and per share)

	2015	(4)	2014 (4)	2013 (4)
	$		$	$
Continuing operations:
Revenues	45,415		17,179	-
Operating income (loss)	18,224		(1,735)	(16,284)
Net earnings (loss)(1)	28,749		(2,095)	(28,684)
Basic net earnings (loss) per share(1)	0.33		(0.05)	(0.66)
Diluted net earnings (loss) per share(1)	0.32		(0.05)	(0.66)

Total assets	1,081,433		269,965	2,222,001

Operating cash flows(2)	32,181		5,894	(6,669)

Gold royalties received (ounces)	30,125		12,327	-
Gold ounces sold	30,104		12,327	-

Average selling price of gold (per ounce sold)
In C$	1,486		1,374	-
In US$(3)	1,152		1,229	-

Weighted average shares outstanding (in thousands)
Basic	87,856		45,964	43,719
Diluted	88,938		45,964	43,719

Discontinued operations:
Revenues	-		347,663	675,648
Expenses (including income and mining tax expense)	-		416,515	1,102,067
Netexpense)earnings (loss)	-		(68,852)	(426,419)
Net gain on deemed disposal	-		1,744,115	-
Net earnings (loss) from discontinued operations	-		1,675,263	(426,419)
Basic and diluted net earnings (loss) per share	-		36.45	(9.75)

Gold ounces produced	-		249,454	475,277
Gold ounces sold	-		241,707	464,991

Average selling price of gold (per ounce sold)
In C$	-		1,418	1,433
In US$ (3)	-		1,290	1,388

(1)	Attributable to Osisko shareholders.
(2)	Before change in non-cash working capital items.
(3)	Using actual exchange rates at the date of the transactions.
(4)	Financial information in Canadian dollars and prepared in accordance with IFRS.

In 2015, operating income amounted to $18.2 million and net earnings from continuing operations were $28.5 million, compared to an operating loss of $1.7 million and a net loss of $2.1 million in 2014. The net operating income in 2015 is mainly the results of the revenues generated from the sale of gold and silver from the 5% NSR royalty on the Canadian Malartic mine net of operating expenses. Net earnings in 2015 is mainly the result of the operating income, interest and dividend revenues as well as a foreign exchange gain, partially offset by the net share of loss of associates and the income tax expense.

Osisko Gold Royalties	Management’s Discussion and Analysis
2015 – Annual Report

The Company started recording revenues from the sale of gold and silver from its 5% NSR royalty on the Canadian Malartic mine in the third quarter of 2014 and from the NSR royalty on the Éléonore mine in December 2015.

For 2013 and 2014, up to June 16, 2014, allocation of general and administrative expenses to continuing operations was estimated according to the activities transferred to the Company to support exploration activities in Mexico and the USA and the management of the investment portfolio. Starting June 16, 2014, general and administrative expenses reflect the current activities of the Company.

Discontinued operations in 2014 and 2013 reflect results of the Canadian mining, exploration and evaluation activities of OMC that are deemed to have been disposed of on June 16, 2014.

Overview of Financial Results

Financial Summary – 2015

•	Revenues of $45.4 million compared to $17.2 million in 2014;
•

Net earnings from continuing operations of $28.5 million or $0.33 per basic share ($0.32 per diluted share), compared to a net loss from continuing operations of $2.1 million or $0.05 per basic and diluted share in 2014;

•	Adjusted earnings[4] of $40.4 million or $0.46 per basic share[4] compared to $10.1 million or $0.22 per basic share in 2014;
•	Operating income of $18.2 million compared to an operating loss of $1.7 million in 2014; and
•	Net cash flows provided by operating activities from continuing operations before change in non-cash working capital items of $32.2 million compared to $5.9 million in 2014.

Osisko’s net earnings from continuing operations amounted to $28.5 million in 2015 (net earnings per basic share of $0.33 and $0.32 per diluted share) compared to a net loss of $2.1 million in 2014 (net loss per share of $0.05) . Revenues in 2015 amounted to $45.4 million mainly from the sale of gold and silver from the 5% NSR royalty received from the Canadian Malartic mine compared to $17.2 million in 2014. The Company received its first gold delivery from its NSR royalty from the Éléonore mine in December 2015 and sold these ounces during the same month. Virginia had received advance royalty payments of US$5.0 million from 2009 to 2013 for the Éléonore NSR royalty. The advance payment received was reduced to nil through royalty payment calculations in November 2015.

In 2014, Osisko started earning royalty ounces of gold and silver from its Canadian Malartic NSR royalty starting June 16, 2014 and had realized sales for the first time in the third quarter of 2014.

________________________________________

4

“Adjusted earnings” and “Adjusted earnings per share” are non-IFRS financial performance measures which have no standard definition under IFRS. Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of this Management and Discussion Analysis.

Osisko Gold Royalties	Management’s Discussion and Analysis
2015 – Annual Report

Consolidated Statements of Income

The following table presents summarized Consolidated Statements of Income for the years ended December 31, 2015 and 2014 (in thousands of dollars):

		2015	2014
		$	$

Revenues	(a)	45,415	17,179

Expenses
Depletion of royalty interests	(b)	(588)	-
General and administrative	(c)	(15,046)	(5,285)
Business development	(d)	(10,982)	(3,344)
Exploration and evaluation	(e)	(2,409)	(6,010)
Write-off of exploration and evaluation assets	(f)	(192)	(4,275)
Gain on disposal of exploration and evaluation assets	(g)	500	-
Cost recoveries from associates	(h)	1,526	-

Operating income (loss)		18,224	(1,735)

Other income – net	(i)	18,498	2,931

Earnings before income taxes		36,722	1,196

Income tax expense	(j)	(8,194)	(3,291)

Net earnings (loss) from continuing operations		28,528	(2,095)

Net earnings from discontinued operations	(k)	-	1,675,263

Net earnings		28,528	1,673,168

Net earnings attributable to:
Osisko’s shareholders		28,749	1,673,168
Non-controlling interests		(221)	-

Basic net earnings (loss) from continuing operations per share		0.33	(0.05)
Diluted net earnings (loss) from continuing operations per share		0.32	(0.05)

Basic net earnings per share		0.33	36.40
Diluted net earnings per share		0.32	36.40

(a)	Revenues are comprised of the following:

	Year ended December 31, 2015				Year ended December 31, 2014
	Average				Average
	selling price	Ounces	Total		selling price	Ounces	Total
	per ounce	Sold	revenues		per ounce	Sold	revenues
	($)		($000’s	)	($)		($000’s	)

Gold sold	1,486	30,104	44,728		1,375	12,327	16,944
Silver sold	20	31,263	629		20	11,915	235
Royalties (paid in cash)	-	-	58		-	-	-
			45,415				17,179

(b)

Depletion of royalty interests represents the depletion of the Éléonore royalty interest acquired in February 2015. The Éléonore royalty interest is depleted using the units-of-production method over the life of the property.

(c)

In 2015, general and administrative expenses (G&A) amounted to $15.0 million compared to $5.3 million in 2014. In the first half of 2014, until June 16, 2014, allocation of G&A to continuing operations was estimated according to the activities transferred to the Company to support exploration activities in Mexico and the U.S.A. and the management of the investment portfolio. Starting on June 16, 2014, G&A includes actual salaries and expenses to support the current growing business as well as higher share based compensation expenses and legal fees. Expenses related to Virginia since its acquisition in February 2015 also increased G&A expenses.

(d)

Business development expenses totaled $11.0 million in 2015 and include costs related to the acquisition of Virginia for $2.2 million. In 2014, business development expenses reflected activities since June 16, 2014 for a total of $3.3 million.

Osisko Gold Royalties	Management’s Discussion and Analysis
2015 – Annual Report

(e)

Exploration and evaluation expenses amounted to $2.4 million in 2015 compared to $6.0 million in 2014. Work has mainly been done in the James Bay area in 2015 and in Mexico in 2014. In 2015, exploration and evaluation activities on the Mexican properties have been reduced.

(f)

In 2015, the company wrote-off some abandoned grassroots projects in the Province of Québec for $192,000. In 2014, write- off of exploration and evaluation assets amounted to $4.3 million as a result of abandoned grassroots projects in Mexico.

(g)

In 2015, the Company sold exploration and evaluation assets in exchange for common shares. This transaction resulted in a non-cash gain of $500,000 based on the fair value of the common shares received at the date of the closing of the transaction.

(h)	Cost recoveries from associates represent costs incurred by Osisko for professional services rendered to associates as well as renting of office space.

(i)

Other net income in 2015 includes a gain on foreign exchange of $11.1 million, dividend income of $5.9 million and interest income of $4.1 million, partially offset by a share of loss of associates of $3.5 million, a net loss on dilution of investments in associates of $1.6 million, an impairment charge on investments in associates of $1.0 million, a net gain on financial assets of $4.3 million and finance costs of $0.6 million.

Other net income in 2014 includes a net gain on investment of $2.3 million, interest income of $2.1 million and a gain on foreign exchange of $0.6 million, partially offset by an impairment charge on financial assets of $1.6 million and a share of loss in associates of $0.8 million. In 2013, other net expenses include an impairment charge on financial assets of $10.6 million, a net loss on financial assets of $2.0 million and a share of loss in associates of $1.1 million, partially offset by interest income of $1.3 million.

(j)

The effective income tax rate in 2015 is 22% compared to 275% in 2014. The statutory rate in 2015 and 2014 is 26.9%. The elements that impacted the effective income taxes are the non-taxable part of capital gains (50%), non-taxable dividend income, non-deductible expenses and the non-taxable accounting gain on the acquisition of Virginia (impacted 2014). The income tax expense for 2014 and 2015 is related to deferred income taxes.

(k)	Discontinued operations reflect results of the Canadian mining, exploration and evaluation activities that are deemed to have been disposed of on June 16, 2014.

The results of the Canadian mining, exploration and evaluation operations of OMC that are deemed to have been disposed of as at June 16, 2014 have been reclassified as discontinued operations as follows (in thousands of dollars, except per share amounts):

	2015	2014
	$	$
Results from discontinued operations:
Net gain on deemed disposal	-	1,744,115
Results of discontinued operations:
Revenues	-	347,663
Expenses	-	(333,536)
Net earnings before income and mining taxes	-	14,127
Income and mining tax expense	-	(82,979)
Net loss	-	(68,852)
Net earnings from discontinued operations	-	1,675,263

Net earnings per share from discontinued operations	-	36.45

Liquidity and Capital Resources

As at December 31, 2015, the Company’s cash and cash equivalents amounted to $258.5 million compared to $175.2 million as at December 31, 2014.

On February 18, 2015, Osisko closed a bought deal private placement of $200.0 million for 10,960,000 Special Warrants of the Company at a price of $18.25 per Special Warrant. Each Special Warrant entitled the holder to acquire, for no additional consideration, one Unit of Osisko, with each Unit comprised of one Common Share of Osisko and one-half of one common share purchase warrant of Osisko. Each full Warrant entitles the holder thereof to purchase one Common Share of Osisko at a price of $36.50, for a period of 84 months following the closing date.

On March 5, 2015, further to delivery to Osisko of a final receipt by regulators for its final short form prospectus, the Special Warrants were converted into 10,960,000 common shares of the Company and 5,480,000 Warrants having a maturity date of March 5, 2022. Transaction costs amounted to $10.4 million for net proceeds of $189.6 million.

Osisko Gold Royalties	Management’s Discussion and Analysis
2015 – Annual Report

The acquisition of Virginia on February 17, 2015 increased cash and equivalents by $34.9 million. In addition, short-term investments of $35.2 million were acquired, of which $34.5 million were sold during 2015.

The exercise of Virginia replacement share options generated $4.9 million in 2015 and the Company paid $9.8 million in dividends to its shareholders.

In 2015, Osisko invested $171.5 million in investments (including $105.3 million in LIORC), $32.2 million in royalty interests and $6.3 million in exploration and evaluation activities, net of investment tax credits received.

Furthermore, the Company has access to up to $200.0 million in cash under its Amended Revolving Credit Facility to acquire royalties and metal revenue streams.

Cash Flows

The following table summarizes the cash flows (in thousands of dollars):

	Years ended December 31,
	2015	2014
	$	$

Cash flows from continuing operations
Operations	32,181	5,894
Working capital items	(3,043)	2,127
Operating activities	29,138	8,021
Investing activities	(140,935)	(33,289)
Financing activities	184,035	197,411
Effects of exchange rate changes on cash and cash equivalents	11,100	593
Change in cash and cash equivalents from continuing operations	83,338	172,736
Change in cash and cash equivalents from discontinued operations	-	(158,970)
Increase in cash and cash equivalents	83,338	13,766
Cash and cash equivalents – beginning	175,171	161,405
Cash and cash equivalents – end	258,509	175,171

Operating Activities

Cash flows provided by operating activities from continuing operations amounted to $29.1 million in 2015 compared to $8.0 million in 2014.

The changes in 2015 are mainly due to higher revenues from royalties in 2015 as well as dividend income and higher interest revenues, partially compensated by higher G&A expenses and business development expenses net of cost recoveries from associates. Exploration and evaluation expenses were also reduced in 2015 compared to 2014 as a result of the change in activities for the Company since June 2014.

Investing Activities

Cash flows used in investing activities from continuing operations amounted to $140.9 million compared to $33.3 million in 2014.

In 2015, the Company invested $171.5 million in investments, including $105.3 million in common shares of LIORC. Investments in royalty interests amounted to $32.2 million in 2015, including $24.2 million to acquire a portfolio of royalty interests from Teck. Investments in exploration and evaluation assets amounted to $8.1 million ($6.3 million after the receipt of investment tax credits in 2015), mainly on the Coulon project and other projects on the James Bay territory. Disposals of short-term investments in 2015 generated proceeds of $34.5 million (these short-term investments were acquired through the acquisition of Virginia). Cash acquired in the acquisition of Virginia in the first quarter of 2015 amounted to $34.9 million.

In 2014, the Company invested $30.7 million in investments, $1.6 million in royalty interests and $1.1 million in exploration and evaluation assets. Investments in exploration and evaluation assets were mainly executed on the Mexican properties.

Osisko Gold Royalties	Management’s Discussion and Analysis
2015 – Annual Report

Financing Activities

Cash flows provided by financing activities from continuing operations amounted to $184.0 million in 2015 compared to $197.4 million in 2014.

In 2015, cash inflows were the results of a financing of Special Warrants that generated gross proceeds of $200.0 million and the exercise of replacement share options of Virginia that generated $4.9 million. Special Warrants and share issue expenses of $10.9 million were paid in 2015. Dividends of $9.8 million were paid to shareholders in 2015.

In 2014, cash was provided by the issuance of shares from private placements, the exercise of options and warrants and the share purchase plan.

The following table summarizes the financings completed since the creation of Osisko Gold Royalties Ltd:

	No of Shares/	Price	Gross	Net Cash
			Proceeds	Proceeds
	Units	($)	($000’s)	($000’s)

2016 (YTD)
Convertible debenture(i)	n/a	n/a	50,000	49,218	(vi)
Issuance of Units (bought-deal financing)(ii)	11,431,000	15.10	172,608	164,551	(vi)
Exercise of replacement options(iv)	147,383	9.80	1,444	1,444
	1,578,383		224,052	215,213

2015
Issuance of special warrants(iii)	10,960,000	18.25	200,020	189,158
Exercise of replacement options(iv)	750,837	6.51	4,887	4,887
Total	11,710,837		204,907	194,045

2014 – from June 16
Private placements(v)	2,794,411	15.03	42,000	39,173
Total	2,794,411		42,000	39,173

(i)

On February 12, 2016, Osisko closed a convertible debenture with Investissement Québec, maturing in February 2021 and bearing interest at an annual rate of 4% payable quarterly. The debenture is convertible at the holder option into common shares of the Company at a price of $19.08 at any time during the term.

(ii)

On February 26, 2016, Osisko closed a bought deal public offering of 11,431,000 Units, including the full exercise of the over- allotment option by the underwriters, at a price of $15.10 per Unit for aggregate gross proceeds of $172.6 million (net proceeds estimated of $164.6 million).

(iii)	On March 5, 2015, the special warrants were converted into 10,960,000 common shares and 5,480,000 warrants exercisable at a price of $36.50 for a period of 7 years.

(iv)

On the date of acquisition of Virginia, the Virginia share options were converted into Osisko replacement share options using the same exchange rate than for the common shares (0.92 replacement share option for each Virginia share option).

(v)

On November 17, 2014, Osisko closed two private placements whereby Osisko issued a total of 2,794,411 common shares to CDPQ and Fonds at a price of $15.03 per common share for total gross proceeds of $42 million.

(vi)	Estimated net proceeds.

Osisko Gold Royalties	Management’s Discussion and Analysis
2015 – Annual Report

Quarterly Information

The selected quarterly financial information for the past eight financial quarters is outlined below: (in thousands of dollars, except for amounts per share)

	2015(1)				2014(1)
	Q4	Q3	Q2	Q1	Q4	Q3		Q2		Q1

Cash and cash equivalents	258,509	304,091	319,960	348,389	175,171	156,757		156,741		258,078
Short-term investments	200	2,022	6,629	8,736	-	-		-		-
Working capital	248,945	298,858	326,987	354,051	171,135	156,082		155,588		178,409
Total assets	1,081,433	1,098,013	1,082,899	1,080,372	269,965	192,917		189,287		2,266,385
Total long-term debt	-	-	-	-	-	-		-		311,046
Shareholders’ equity	937,239	958,377	948,843	942,712	263,226	191,196		187,742		1,761,244
Revenues from continuing operations	12,811	11,724	10,248	10,632	7,608	9,571		-		-
Net earnings (loss) attributable to Osisko shareholders from continuing operations	4,614	9,872	3,990	10,273	(2,182)	5,833		(2,250)		(3,496)
Basic net earnings (loss) per share from continuing operations	0.05	0.10	0.04	0.15	(0.04)	0.12		(0.05)		(0.08)
Net earnings (loss) attributable to Osisko shareholders	4,614	9,872	3,990	10,273	(2,182)	5,833		1,645,276		24,241
Basic net earnings (loss) per share	0.05	0.10	0.04	0.15	(0.04)	0.12		36.88	(5)	0.55
Weighted average shares outstanding (000’s)
- Basic	94,445	94,356	93,018	69,330	48,534	46,700	(5)	44,608	(5)	43,955
- Diluted	95,698	94,759	95,709	71,692	48,534	47,900	(5)	44,608	(5)	43,955
Share price - closing(2)	13.67	14.10	15.72	16.74	16.38	14.18		16.05		n/a
Warrant price - closing(3)	1.89	1.56	2.25	2.15	n/a	n/a		n/a		n/a
Price of gold (average US$)	1,106	1,124	1,192	1,218	1,201	1,282		1,288		1,293
Closing exchange rate(4) (US$/Can$)	1.3840	1.3394	1.2474	1.2683	1.1601	1.1208		1.0676		1.1053

(1)	Financial information in Canadian dollars and prepared in accordance with IFRS.
(2)	Osisko common shares began officially trading on June 16, 2014.
(3)	Osisko warrants began trading on March 5, 2015.
(4)	Bank of Canada Noon Rate.
(5)	Adjusted to reflect the 1.2 million shares held in escrow.

During the first quarter of 2015, Osisko acquired Virginia for a total consideration of $556.0 million and closed a $200.0 million equity financing. During the second quarter of 2014, the Company recognized a net gain of $1.7 billion from the deemed disposal of the majority of its assets further explained under section Discontinued Operations. In the second quarter of 2014, the reduction in total assets and shareholders’ equity and elimination of total long-term debt are also explained by such deemed disposal.

Osisko Gold Royalties	Management’s Discussion and Analysis
2015 – Annual Report

Fourth Quarter Results

•	Revenues of $12.8 million compared to $7.6 million in 2014;
•	Net earnings of $4.5 million or $0.05 per basic and diluted share compared to net loss of $2.2 million or $0.04 per basic and diluted share in 2014;
•	Adjusted earnings[5] of $10.5 million or $0.11 per share[5] compared to adjusted earnings[5] of $3.1 million or $0.06 per share[5] in 2014;
•	Operating income of $4.0 million in 2015 compared to operating loss of $0.4 million in 2014; and
•	Net cash flows provided by operating activities before change in non-cash working capital items of $8.2 million compared to $2.6 million in 2014.

Osisko’s net earnings amounted to $4.5 million in the fourth quarter of 2015 (net earnings per share of $0.05) compared to a net loss of $2.2 million in 2014 (net loss per share of $0.04) . Revenues in the fourth quarter of 2015 amounted to $12.8 million mainly from the sale of gold and silver from the NSR royalties received from the Canadian Malartic mine and the Éléonore mine compared to $7.6 million in the corresponding period in 2014. The Company received its first gold delivery from its NSR royalty from the Éléonore mine in December 2015 and sold these ounces during the same month. Virginia had received advance royalty payments of US$5.0 million from 2009 to 2013 for the Éléonore NSR royalty. The advance payment received was reduced to nil through royalty payment calculations in November 2015.

The financial results for the fourth quarter are as follows (in thousands of dollars):

		Three months ended December 31,
		2015	2014
		$	$

Revenues	(a)	12,811	7,608

Expenses
Depletion of royalty interests	(b)	(588)	-
General and administrative	(c)	(4,240)	(3,095)
Business development	(d)	(3,491)	(2,711)
Exploration and evaluation	(e)	(964)	(750)
Write-off of exploration and evaluation assets	(f)	(192)	(1,444)
Cost recoveries from associates	(g)	688	-

Operating income (loss)		4,024	(392)

Other income (loss) – net	(h)	2,481	(344)

Earnings (loss) before income taxes		6,505	(736)

Income tax expense	(i)	(1,957)	(1,446)

Net earnings (loss)		4,548	(2,182)

Net earnings (loss) attributable to:
Osisko’s shareholders		4,614	(2,182)
Non-controlling interests		(66)	-

Basic and diluted net earnings (loss) per share		0.05	(0.04)

5

“Adjusted earnings” and “Adjusted earnings per share” are non-IFRS financial performance measures which have no standard definition under IFRS. Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of this Management and Discussion Analysis.

Osisko Gold Royalties	Management’s Discussion and Analysis
2015 – Annual Report

(a)	Revenues are comprised of the following:

	Three months ended				Three months ended
	December 31, 2015				December 31, 2014
	Average				Average
	selling price	Ounces	Total		selling price	Ounces	Total
	per ounce	Sold	revenues		per ounce	Sold	revenues
	($)		($000’s	)	($)		($000’s	)

Gold sold	1,491	8,437	12,578		1,369	5,484	7,507
Silver sold	19	9,019	175		19	5,392	101
Royalties (paid in cash)	-	-	58		-	-	-
			12,811				7,608

(b)

Depletion of royalty interests represents the depletion of the Éléonore royalty interest acquired in February 2015. The Éléonore royalty interest is depleted using the units-of-production method over the life of the property.

(c)

In the fourth quarter of 2015, G&A amounted to $4.2 million compared to $3.1 million in the fourth quarter of 2014. G&A includes actual salaries and expenses to support the current growing business as well as higher share based compensation expenses and legal fees. Expenses related to Virginia since its acquisition in February 2015 also increased G&A expenses.

(d)

Business development expenses totaled $3.5 million in the fourth quarter of 2015 compared to $2.7 million in the corresponding period of 2014. The increase is due to the increased activities in business development.

(e)

Exploration and evaluation expenses amounted to $1.0 million in the fourth quarter of 2015 compared to $0.8 million in the fourth quarter of 2014. Work has mainly been done in the James Bay area in 2015 and in Mexico in 2014. In 2015, exploration and evaluation activities on the Mexican properties have been reduced.

(f)

During the fourth quarter of 2015, the company wrote-off some abandoned grassroots projects in the Province of Québec for $192,000. In the fourth quarter of 2014, write-off of exploration and evaluation assets amounted to $1.4 million as a result of abandoned grassroots projects in Mexico.

(g)	Cost recoveries from associates represent costs incurred by Osisko for professional services rendered to associates as well as renting of office space.

(h)

Other net income in the fourth quarter of 2015 includes a gain on foreign exchange of $4.5 million, dividend income of $1.6 million and interest income of $0.7 million, partially offset by a share of loss of associates of $1.2 million, a net loss on dilution of investments in associates of $0.5 million, an impairment charge on investments in associates of $1.0 million, a net loss on financial assets of $1.3 million and finance costs of $0.2 million.

Other net loss in the fourth quarter of 2014 include a net loss on financial asset of $0.7 million and a share of loss of associates of $0.2 million, partially offset by interest income of $0.6 million and a foreign exchange gain of $0.4 million.

(i)

The effective income tax rate for the fourth quarter of 2015 is 30% compared to -196% in the fourth quarter of 2014. The statutory rate in 2015 and 2014 is 26.9%. The elements that impacted the effective income taxes are the non-taxable part of capital gains (50%), non-taxable dividend income and non-deductible expenses. The income tax expense for 2014 and 2015 is related to deferred income taxes.

Outlook

Osisko Gold Royalties’ 2016 outlook on royalties is based on the publicly available forecast for the Canadian Malartic mine published by Yamana and Agnico Eagle, and for the Éléonore mine published by Goldcorp.

Attributable royalty production for 2016 is estimated at 28,000 to 29,000 gold ounces for the Canadian Malartic mine, between 5,500 and 6,200 gold ounces for the Éléonore mine and between 1,000 and 2,000 ounces from other royalties. The Company also expects to continue its exploration programs in the James Bay area for approximately $10.3 million ($8.3 million net of estimated exploration tax credits), of which about $3.8 million will be financed by Québec institutions and other partners.

Osisko Gold Royalties	Management’s Discussion and Analysis
2015 – Annual Report

Contractual Obligations and Commitments

The Company is committed to minimum amounts under long-term lease agreements for office space, which expire at the latest in 2019. As at December 31, 2015, minimum commitments remaining under these leases were approximately $4,365,000 over the following years (in thousands of dollars):

$

2016	1,272
2017	1,041
2018	1,032
2019	1,020
2020	-
4,365

Related Party Transactions

The compensation paid or payable to key management for employee services is presented below: (in thousands of dollars)

	2015	2014
	$	$
Salaries and short-term employee benefits	5,429	2,232
Share-based compensation	4,183	1,415
Cost recoveries from associates	(90)	-
	9,522	3,647

Key management includes directors (executive and non-executive) and the executive management team.

Key management employees are subject to employment agreements which provide for market standard payments on termination of employment without cause or following a change of control providing for payments of between once to twice base salary and bonus and certain vesting acceleration clauses on restricted and deferred share units and options.

In 2015, an amount of $1,526,000 (nil in 2014) was invoiced by Osisko to associates for professional services and rental of offices, of which $1,035,000 (1,188,000 including sales taxes) is included in accounts receivable as at December 31, 2015.

Off-balance Sheet Items

There are no off-balance sheet arrangements.

Outstanding Share Data

As of March 11, 2016, 106,178,826 common shares were issued and outstanding. A total of 2,675,950 common share options and 11,195,500 warrants were outstanding to purchase common shares.

Osisko Gold Royalties	Management’s Discussion and Analysis
2015 – Annual Report

Subsequent Events to 2015

Barkerville Gold Mines Ltd.

On February 5, 2016, Osisko and Barkerville announced the closing of a private placement, royalty agreement and technical advisory agreement as well as new nominations to the board of directors and management of Barkerville.

Osisko acquired an additional 13,250,000 flow-through shares of Barkerville at a price of $0.32 per flow-through common share for total gross proceeds of $4,240,000. Osisko now holds 47,625,000 common shares and 4,687,500 common share purchase warrants of Barkerville.

Osisko also acquired a 1.5% NSR royalty on the Cariboo Gold Project for a cash consideration of $25.0 million, of which $2.0 million was paid in November 2015. In connection with the purchase of this NSR royalty, the Companies have also agreed to negotiate a Gold Stream Agreement following the completion of a feasibility study by Barkerville on the Cariboo Gold Project. Following a 60 day negotiation period, if the Companies have not entered into a Gold Stream Agreement, Barkerville shall either grant a right to Osisko to purchase an additional 0.75% NSR royalty for consideration of $12.5 million, or make a payment of $12.5 million to Osisko.

Osisko and Barkerville have also entered into a technical advisory agreement whereby Osisko will review data and provide technical advice to Barkerville during the exploration, development and construction of the project.

As part of these transactions, Osisko was granted the right to nominate two members at the board of directors of Barkerville. Osisko’s Chair and Chief Executive Officer, Sean Roosen, was appointed as Co-Chairman of Barkerville. Chris Lodder, currently a director of Barkerville, will serve as Osisko’s second nominee to Barkerville’s board of directors.

Convertible debenture

On February 12, 2016, the Company closed a financing with Ressources Québec, a wholly-owned subsidiary of Investissement Québec. Ressources Québec subscribed to a $50.0 million convertible debenture of Osisko, which will mature in five years and will bear interest at an annual rate of 4% payable quarterly. Ressources Québec will be entitled, at its option, to convert the debenture into common shares of the Company at a price of $19.08 at any time during the term of the debenture. Osisko paid a 1% financing fee to Ressources Québec and reimbursed its costs incurred in connection with the financing.

Bought deal financing

On February 26, 2016, the Company closed a bought deal public offering (the “Offering”) of 11,431,000 units of Osisko (“Units”), including the full exercise of the over-allotment option by the underwriters of the Offering, at a price of $15.10 per Unit for aggregate gross proceeds of $172.6 million (net proceeds estimated of $164.6 million).

The Units were sold on a bought-deal basis through a syndicate of underwriters, co-led by BMO Capital Markets and RBC Capital Markets. Osisko plans to use the net proceeds from the Offering for working capital and general corporate purposes, including funding resource royalty and stream acquisitions.

Each Unit is comprised of one common share (“Common Share”) of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant being a “Warrant”) of the Company. Each whole Warrant entitles the holder thereof to purchase one Common Share of the Company at a price of $19.08 per Common Share, for a period of 36 months following the closing date.

Dividends

On February 16, 2016, the Board of Directors declared a quarterly dividend of $0.04 per common share payable on April 15, 2016 to shareholders of record as of the close of business on March 31, 2016.

Osisko Gold Royalties	Management’s Discussion and Analysis
2015 – Annual Report

Risks and Uncertainties

The Company is a royalty holder and investor that operates in an industry that is dependent on a number of factors that include environmental, legal and political risks, the discovery of economically recoverable reserves and the ability of third-party partners to maintain an economic production. An investment in the Company's common shares is subject to a number of risks and uncertainties. An investor should carefully consider the risks described below and the other information filed with the Canadian securities regulators before investing in the Company's common shares. If any of the following risks occur, or if others occur, the Company's business, operating results and financial condition could be seriously harmed and investors may lose a significant proportion of their investment.

There are important risks which management believes could impact the Company’s business. For information on risks and uncertainties, please also refer to the “Risk Factors” section of our most recent Annual Information Form filed with the Canadian securities regulatory authorities on SEDAR at www.sedar.com.

Disclosure Controls and Internal Controls over Financial Reporting

The Chief Executive Officer (the “CEO”) and the Chief Financial Officer (the “CFO”) of the Company are responsible for establishing and maintaining the Company’s disclosure controls and procedures (“DCP”) including adherence to the Disclosure Policy adopted by the Company. The Disclosure Policy requires all staff to keep senior management fully apprised of all material information affecting the Company so that they may evaluate and discuss this information and determine the appropriateness and timing for public release.

The CEO and the CFO are also responsible for the design of internal controls over financial reporting (“ICFR”). The fundamental issue is ensuring all transactions are properly authorized and identified and entered into a well-designed, robust and clearly understood accounting system on a timely basis to minimize risk of inaccuracy, failure to fairly reflect transactions, failure to fairly record transactions necessary to present financial statements in accordance with IFRS, unauthorized receipts and expenditures, or the inability to provide assurance that unauthorized acquisitions or dispositions of assets can be detected.

The CEO and CFO have evaluated whether there were changes to the ICFR during the three months ended December 31, 2015 that have materially affected, or are reasonably likely to materially affect, the ICFR. No such changes were identified through their evaluation. The CEO and CFO have evaluated the effectiveness of the Company’s DCP and ICFR as required by National Instrument 52-109 issued by the Canadian Securities Administrators based on the framework and criteria established in Internal Control – Integrated Framework (2013) as issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission. They concluded that as of December 31, 2015, the Company’s design and operation of its DCP and ICFR were effective in providing reasonable assurance that material information regarding this report, and the annual consolidated financial statements and other disclosures was made known to them on a timely basis and reported as required and that the financial statements present fairly, in all material aspects, the financial condition, results of operations and cash flows of the Company as of December 31, 2015. The CEO and CFO also concluded that no material weaknesses existed in the design of the ICFR.

The Company’s management, including the CEO and CFO, believe that any disclosure controls and procedures and internal controls over financial reporting, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

Basis of Presentation of Consolidated Financial Statements

The consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB. The accounting policies, methods of computation and presentation applied in the consolidated financial statements are consistent with those of the previous financial year.

The accounting policies, methods of computation and presentation applied to each of the 2015 quarterly unaudited condensed interim consolidated financial statements are consistent with those applied by the Company to the audited consolidated financial statements for the year ended December 31, 2015

The significant accounting policies of Osisko are detailed in the notes to the audited consolidated financial statements for the year ended December 31, 2015 filed on SEDAR (www.sedar.com).

Osisko Gold Royalties	Management’s Discussion and Analysis
2015 – Annual Report

Critical Accounting Estimates and Judgements

Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience and current and expected economic conditions. Actual results could differ from those estimates.

Critical judgements in applying the Company’s accounting policies are detailed in the audited consolidated financial statements for the year ended December 31, 2015 filed on SEDAR (www.sedar.com).

Financial Instruments

All financial instruments are required to be measured at fair value on initial recognition. The fair value is based on quoted market prices, unless the financial instruments are not traded in an active market. In this case, the fair value is determined by using valuation techniques like the Black-Scholes option pricing model or other valuation techniques. Measurement in subsequent periods depends on the classification of the financial instrument. A description of financial instruments and their fair value is included in the audited consolidated financial statements for the year ended December 31, 2015 filed on SEDAR (www.sedar.com).

Non-IFRS Financial Performance Measures

The Company has included certain non-IFRS measures including “Adjusted Earnings” and “Adjusted Earnings per share” to supplement its consolidated financial statements, which are presented in accordance with IFRS.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Adjusted Earnings and Adjusted Earnings per Share

“Adjusted earnings” is defined as “Net earnings (loss) from continuing operations” less certain items: “Before June 16, 2014 allocation of expenses”, “Write-off of exploration and evaluation assets”, “Unrealized gain (loss) on financial assets”, ‘Impairment on available-for-sale assets and investments in associates”, “Share of loss of associates”, “Deferred income tax expense” and other unusual items such as transaction costs.

Osisko Gold Royalties	Management’s Discussion and Analysis
2015 – Annual Report

Adjusted earnings per share is obtained from the “adjusted earnings” divided by the “Weighted average number of common shares outstanding” for the period.

	Three months ended		Years ended
	December 31,		December 31,
	2015	2014	2015	2014

(in thousands of dollars, except per share amounts)	$	$	$	$

Net earnings from continuing operations	4,548	(2,182)	28,528	(2,095)

Adjustments:
Before June 16, 2014 allocation of expenses	-	-	-	2,913
Write-off of exploration and evaluation assets	192	1,444	192	4,275
Unrealized loss (gain) on financial assets	1,527	737	(3,295)	(2,320)
Impairment on available-for-sale assets and investments in associates	1,035	-	1,035	1,612
Share of loss of associates	1,248	242	3,519	824
Transaction costs - Virginia	-	1,448	2,243	1,572
Deferred income tax expense	1,957	1,446	8,194	3,291

Adjusted earnings	10,507	3,135	40,416	10,072

Weighted average number of common shares outstanding (000’s)	94,445	48,534	87,856	45,964

Adjusted earnings per share	0.11	0.06	0.46	0.22

Osisko Gold Royalties	Management’s Discussion and Analysis
2015 – Annual Report

Forward-looking Statements

Certain statements contained in this MD&A may be deemed "forward-looking statements". All statements in this MD&A, other than statements of historical fact, that address future events, developments or performance that Osisko expects to occur including management’s expectations regarding Osisko’s growth, results of operations, estimated future revenues, requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, business prospects and opportunities are forward looking statements. In addition, statements (including data in tables) relating to reserves and resources and gold equivalent ounces are forward looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates will be realized. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "scheduled" and similar expressions or variations (Including negative variations), or that events or conditions "will", "would", "may", "could" or "should" occur including, without limitation, the performance of the assets of Osisko and the realization of the anticipated benefits deriving from Osisko’s investments. Although Osisko believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements involve known and unknown risks, uncertainties and other factors and are not guarantees of future performance and actual results may accordingly differ materially from those in forward looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include, without limitation: fluctuations in the prices of the commodities that drive royalties held by Osisko (gold and silver); fluctuations in the value of the Canadian dollar relative to the U.S. dollar; regulatory changes in national and local government, including permitting and licensing regimes and taxation policies; regulations and political or economic developments in any of the countries where properties in which Osisko holds a royalty or other interest are located or through which they are held; risks related to the operators of the properties in which Osisko holds a royalty; business opportunities that become available to, or are pursued by Osisko; continued availability of capital and financing and general economic, market or business conditions; litigation; title, permit or license disputes related to interests on any of the properties in which Osisko holds a royalty or other interest; development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Osisko holds a royalty or other interest; rate and timing of production differences from resource estimates or production forecasts by operators of properties in which Osisko holds a royalty or other interest; risks and hazards associated with the business of exploring, development and mining on any of the properties in which Osisko holds a royalty or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks. The forward looking statements contained in this MD&A are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Osisko holds a royalty or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; no adverse development in respect of any significant property in which Osisko holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. For additional information on risks, uncertainties and assumptions, please refer to the Annual Information Form of Osisko filed on SEDAR which also provides additional general assumptions in connection with these statements. Osisko cautions that the foregoing list of risk and uncertainties is not exhaustive. Investors and others who base themselves on the forward looking statements contained herein should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Osisko believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon. These statements speak only as of the date of this MD&A. Osisko undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.

(Signed) Sean Roosen	(Signed) Elif Lévesque
Sean Roosen	Elif Lévesque
Chair and Chief Executive Officer	Vice President, Finance and Chief Financial Officer

March 11, 2016

Osisko Gold Royalties	Management’s Discussion and Analysis
2015 – Annual Report

Corporate Information

Corporate Office
1100 av. des Canadiens-de-Montréal
Suite 300
Montréal, Québec, Canada H3B 2S2
Tel.: (514) 940-0670
Fax: (514) 940-0669
Email: info@osiskogr.com	Web site: www.osiskogr.com

Directors	Officers
Sean Roosen, Chair and Chief Executive Officer *	Sean Roosen, Chair and Chief Executive Officer
Joanne Ferstman, Lead Director	Bryan A. Coates, President
Françoise Bertrand	John Burzynski, Senior Vice President, New Business
Victor H. Bradley	Development
John Burzynski *	André Gaumond, Senior Vice President, Northern
Pierre Labbé	Development
Charles E. Page	Luc Lessard, Senior Vice President, Technical Services
André Gaumond *	Elif Lévesque, Vice President, Finance and Chief
Financial Officer
Paul Archer, Vice President, Northern Exploration
* Non-independent	Joseph de la Plante, Vice President, Corporate Development
André Le Bel, Vice President, Legal Affairs and
Corporate Secretary

Senior Management – Technical Services
Robert Wares, Chief Geologist, Osisko Mining Group

Legal Counsel
Bennett Jones LLP
Lavery, de Billy LLP

Auditors
PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.

Transfer Agent
Canadian Stock Transfer Company

Exchange listing
Toronto Stock Exchange

- Common shares: OR
- Warrants:	OR.WT (Exercise price: $36.50 / Expiry date: March 5, 2022)
OR.WT.A (Exercise price: $19.08 / Expiry date: February 25, 2019)

Dividend Reinvestment Plan
Information available at http://osiskogr.com/en/dividends/drip/